UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE
NUMBER
000-56370
CUSIP NUMBER
87901L100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tego Cyber Inc.

Full Name of Registrant

N/A

Former Name if Applicable

8565 S Eastern Avenue, Suite 150

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada, 89123

City, State, Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tego Cyber Inc. (the “Company”) is unable to complete the filing of its Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended March 31, 2023 within the prescribed time without unreasonable effort or expense.  As disclosed in the 8-K dated April 12, 2023, on April 10, 2023, the Company received notice of resignation from BF Borgers CPA PC (“Borgers”), as the Company’s registered independent registered public accountant. As disclosed in the 8-K dated May 12, 2023, the Company appointed M&K CPAS, PLLC ("M&K") as the Company's registered independent public accounting firm effective May 10, 2023. This change in independent registered public accountant has caused delays in completing the Registrant’s Form 10-Q for the period ended March 31, 2023. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date, or as soon as practicable thereafter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Earl Johnson	855	939-0100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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TEGO CYBER INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TEGO CYBER INC.

Date: May 15, 2023	By:	/s/ Earl Johnson
Earl Johnson
Chief Financial Officer

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